UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported):    December 16, 2021

The3rdBevco Inc.

(Exact name of registrant as specified in its charter)

New York	84-3292369
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

606 Johnson Ave., Suite 1, Bohemia, New York 11716

(Address of principal executive offices)

Registrant’s telephone number, including area code (516) 448-6009

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 3.    Material Modification to Rights of Securityholders.

On December 16, 2021, the Board of Directors of The3rdBevco Inc. (the “Company”) voted to approve the extension of the qualification of the Company’s Offering Statement pursuant to Regulation A, wherein the Company is offering 40,000,000 Units consisting of one share of common stock, par value $0.00001 per share and one-eighth of one Warrant (collectively the “Unit”), for an additional 12 months with an end date of December 31, 2022.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The3rdBevco Inc.

By: /s/ Peter Scalise

Peter Scalise

Principal Executive Officer

Date: December 23, 2021